Fidelity INVESTMENTS

December 10, 2007

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2007 – June 30, 2008

To Whom it May Concern,

In follow-up to the September 27, 2007 filing of the lead bond insurance policy for the Fidelity Investments Mutual Funds (Accession Number 0000880195-07-000344), we submit herewith copies of the following bond policies that provide coverage excess of the referenced lead policy:

1. Twin City Fire Insurance Company Policy No. 00 DC 0233646-078
   Participation: 10M p/o 50M x 100M

2. Axis Reinsurance Company Policy No. RNN727586/01/2007
   Participation: 10M p/o 50M x 100M

3. Lloyd's Policy No. FBO704540
   Participation: 80M p/o 140M x 150M

4. St. Paul Mercury Insurance Company Policy No. 490PB1618
   Participation: 5M p/o 140M x 150M

Copies of additional bond insurance policies that have not been issued yet will be filed upon receipt.

Please contact me at 617-563-0386 with any questions.

Sincerely,

Peter B. Burd, Vice President
Fidelity Insurance & Risk Management

THE HARTFORD

THE HARTFORD
UNIVERSAL EXCESS™ POLICY

00 DC 0233646-07B
POLICY NUMBER

TWIN CITY FIRE INSURANCE COMPANY,
INDIANAPOLIS, IN 46268-0930
a stock insurance company, herein called the Insurer

- **Agency Code, Name & Address:**
80957
AON RISK SERVICES INC. OF NY
55 EAST 52ND STREET
NEW YORK, NY 10055

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. **Name of Insured:** (hereinafter called the "Insured") ALL FIDELITY FUNDS C/O FMR CORP

Address of Insured: 82 DEVONSHIRE ST.
MAILSTOP V11D
BOSTON, MA 02109

ITEM B. **Policy Period:** From 12:01 a.m. on 7/01/07 To 12:01 a.m. on 7/01/08
(Standard Time at the address stated in Item A)

ITEM C. **LIMIT OF LIABILITY:** $10,000,000 part of $50,000,000
Aggregate each Policy Period, Including claim expense.

ITEM D. **SCHEDULE OF UNDERLYING INSURANCE:**

(1) Primary Policy: FMR FUNDS CONCENTRIC CUSTOM BOND

Company: AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY

Policy Number: 599-65-16

Limit of Liability: $25,000,000

(2) Underlying Excess Policy(ies): SEE EXCESS SUPPLEMENTARY DECLARATIONS

ITEM E. **ENDORSEMENTS EFFECTIVE AT INCEPTION:** SEE FORM GU207 (SCHEDULE OF ENDORSEMENTS)

ITEM F. **TERMINATION OF PRIOR POLICY(IES):** 00 DC 0233646-06B

ITEM G. **DISCOVERY CLAUSE:**

(1) Additional Premium: [redacted]

(2) Additional Period: 12 MONTHS

ITEM H. **POLICY PERIOD PREMIUM:** [redacted]

Authorized Representative

9/4/2007
Date

UE 00 H001 00 1004

GU 207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/07 at 12:01 A.M. standard time, forms a part of

Policy No. 00 DC 0233646-07B of the TWIN CITY FIRE INSURANCE CO.

Issued to ALL FIDELITY FUNDS C/O FMR CORP

David Zwiener, President

SCHEDULE OF FORMS AND ENDORSEMENTS

	RN00N02600	05/93	IN WITNESS PAGE
1	UE00H02800	10/04	EXCESS SUPPLEMENTARY DECLARATIONS
2	HG00H00900	03/02	MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UE00H02700	10/04	EXCESS ABSOLUTE PRIOR NOTICE EXCLUSION
4	UE00H04300	10/04	EXCESS ABSOLUTE TIE-IN ENDORSEMENT
5	UE00H05901	02/05	EXCESS COVERAGE OVER SPECIFIED INSURING AGREEMENTS
6	UE00H06600	12/04	EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT
	HG00H00102	08/06	IMPORTANT NOTICE TO POLICYHOLDERS - TERRORISM RISK INSURANCE ACT
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

Rev. Ed. Date (04/02)
GU 207 (6-78)

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 7/01/07 **forms part of policy number** 00 DC 0233646-07B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS SUPPLEMENTARY DECLARATIONS

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

ITEM D. SCHEDULE OF UNDERLYING INSURANCE, (2) Underlying Excess Policy(ies) of the Declarations is amended to read as follows:

(2) Underlying Excess Policy(ies):

Company:	ACE AMERICAN INSURANCE COMPANY
Policy Number:	DOX G21661612 002
Limit of Liability:	$15,000,000 excess of $25,000,000
Company:	LONDON UNDERWRITERS
Policy Number:	FB0704541
Limit of Liability:	$10,000,000 excess of $40,000,000
Company:	ENDURANCE SPECIALTY INSURANCE, LTD.
Policy Number:	P006738002
Limit of Liability:	$15,000,000 excess of $50,000,000
Company:	FEDERAL INSURANCE COMPANY
Policy Number:	8204-7565
Limit of Liability:	$10,000,000 excess of $65,000,000

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 7/01/07 **forms part of policy number** 00 DC 0233646-07B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS SUPPLEMENTARY DECLARATIONS

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

ITEM D. SCHEDULE OF UNDERLYING INSURANCE, (2) Underlying Excess Policy(ies) of the Declarations is amended to read as follows:

(2) Underlying Excess Policy(ies):

Company: ST. PAUL MERCURY INSURANCE COMPANY

Policy Number: 490PB1613

Limit of Liability: $20,000,000 excess of $75,000,000

Company: CONTINENTAL CASULATY COMPANY

Policy Number: 287042220

Limit of Liability: $5,000,000 excess of $95,000,000

Company:

Policy Number:

Limit of Liability: ______ excess of ______

Company:

Policy Number:

Limit of Liability: ______ excess of ______

All other terms and conditions remain unchanged.

David Zwiener, President

The Hartford

UNIVERSAL EXCESS™ POLICY

I. INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B. In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1) in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or

(2) in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters' Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C. If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III. PRIMARY AND UNDERLYING INSURANCE

A. This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B. It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C. Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

IV. COSTS, CHARGES, EXPENSES AND COOPERATION

A. No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters' written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

B. The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters' position or its potential or actual rights of recovery.

V. GENERAL CONDITIONS

A. Definitions

1. Insured(s) means those individuals and/or entities insured under the Underlying Insurance.

2. Primary Policy means the policy scheduled in Item D(1) of the Declarations.

3. Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.

4. Underlying Insurance means all those policies scheduled in Item D of the Declarations.

5. Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B. Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C. Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D. Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E. Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter's consent, such consent not to be unreasonably withheld.

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

THE HARTFORD

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY
HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Brian S. Becker, Secretary

David Zwiener, President

RN 00 N026 00 0593
ILBP 83 01 05 89 RN
00 DC 0233646-07B 7/01/07

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ENDORSEMENT NO.:	2
This endorsement effective on at 12:01 A.M. standard time	7/01/07
Forms part of Policy Number:	00 DC 0233646-07B
Issued to:	ALL FIDELITY FUNDS C/O FMR CORP
By:	TWIN CITY FIRE INSURANCE CO.

MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. It is hereby understood and agreed that a notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE: (212) 277-0915

B. It is hereby understood and agreed that where it is stated in the policy or declarations page that a notice of any claim or wrongful act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

Notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE: (212) 277-0915

II. All Other Notices

A. All notices for a claim or wrongful act must be mailed to the address as specified above in Item (I) of this endorsement.

B. It is hereby understood and agreed that all notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

C. With the exception of notice of a claim or wrongful act, it is hereby understood and agreed that where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

All notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

All other terms and conditions of the policy remain unchanged.

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 7/01/07 **forms part of policy number** 00 DC 0233646-07B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE PRIOR NOTICE EXCLUSION

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

In addition to any exclusions made part of the Underlying Insurance, the following exclusion shall apply to this policy:

Underwriters shall not be liable to make any payment for loss in connection with any claim made against the Insured(s) where all or part of such claim is, directly or indirectly, based on, attributable to, arising out of, resulting from, or in any manner related to wrongful acts or any facts, circumstances or situations of which notice of claim or occurrence which could give rise to a claim, has been given prior to the effective date of this policy under any other policy.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 7/01/07 forms part of policy number 00 DC 0233646-07B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

Notwithstanding the amount specified in ITEM C. LIMIT OF LIABILITY of the Declarations, it is agreed that the maximum combined Limit of Liability for this policy 00 DC 0233646-07B and policy No. 00 DC 0233646-07A shall be $ 10,000,000.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 7/01/07 **forms part of policy number** 00 DC 0233646-07B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS COVERAGE OVER SPECIFIED INSURING AGREEMENTS

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

Section III. **PRIMARY AND UNDERLYING INSURANCE**, A., is amended by the addition of the following:

This policy provides coverage solely in excess of the following insuring agreements and/or coverage parts of the Primary Policy (the "Followed Insuring Agreement(s)"):

Followed Insuring Agreement(s):	Form No.:
FMR FUNDS CONCENTRIC CUSTOM POLICY	22164486V14

The Underwriters shall not be liable to make any payment for loss in excess of any insuring agreements and/or coverage parts of the Primary Policy other than the Followed Insuring Agreement(s).

Notwithstanding that this policy provides coverage solely in excess of the Followed Insuring Agreement(s) of the Primary Policy, this policy shall recognize all covered losses paid under the Primary and Underlying Excess Policy(ies) in calculating the reduction or exhaustion of the aggregate limits of liability under such Policies.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 7/01/07 **forms part of policy number** 00 DC 0233646-07B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

1. This policy is part of a quota share participation arrangement between the Participating Insurance Company(ies) and the Insured (the "Program") which provides a $50,000,000 Limit of Liability excess of the Underlying Insurance and consists of the following:

Participating Insurer	Participating Insurance Policy No.	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
LONDON UNDERWRITERS	FB0704542	$18,000,000	36%
STEADFAST INSURANCE COMPANY	FID 5975134 00	$12,000,000	24%
TWIN CITY FIRE INSURANCE COMPANY	00 DC 0233646-07B	$10,000,000	20%
AXIS REINSURANCE COMPANY	RNN 727586/01/2007	$10,000,000	20%

2. Each Participating Insurance Company shall be liable only for its own percentage of each covered loss, subject to its own limit of liability.

3. Each Participating Insurance Company shall:

   A. receive notice of any claim submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any claim.

4. The liability of each Participating Insurance Company shall be several and not joint. The failure, refusal or inability of any Participating Insurance Company to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurance Company.

All other terms and conditions remain unchanged.

David Zwiener, President

Named Insured: ALL FIDELITY FUNDS C/O FMR CORP

Policy Number: 00 DC 0233646-07B

Effective Date of this Notice: 7/01/07

Insurer: TWIN CITY FIRE INSURANCE CO.

IMPORTANT NOTICE TO POLICYHOLDERS – TERRORISM RISK INSURANCE ACT

You are hereby notified that under the Terrorism Risk Insurance Act (the "Act"), we must make terrorism coverage as defined by the Act available in your policy. However, the actual coverage provided by your policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits, other provisions of your policy, any endorsements to the policy and generally applicable rules of law.

Any terrorism coverage as defined by the Act made available in our policies is partially reinsured by the United States of America under a formula established by the Act. Under this formula, for losses occurring in 2006, the United States will pay 90% of covered terrorism losses exceeding a statutorily established deductible paid by insurers until such time as insured losses under the program reach $100 billion. For losses occurring in 2007, the United States will pay 85% of covered terrorism losses exceeding a statutorily established deductible paid by insurers until such time as insured losses under the program reach $100 billion. If losses under the program reach $100 billion, Congress will determine the procedures for, and the source of, any payments for losses in excess of $100 billion.

You will not be required to pay a premium for terrorism coverage at this time. If, upon renewal of your policy, a premium is going to be charged for terrorism coverage, we will provide you with notification of what that premium will be.

Losses that are not eligible for federal reinsurance under the Act include, but are not limited to, losses due to acts of terrorism to property located outside the United States (as defined in the Act) and losses due to acts of domestic terrorism.

THE HARTFORD

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

AXIS Reinsurance Company

Connell Corporate Park
Three Connell Drive
Berkeley Heights, NJ 07922

MU 7025 (Ed. 0104)

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Reinsurance Company	POLICY NUMBER: RNN 727586/01/2007

Item 1. **Policyholder**:
FMR Corp. (All Fidelity Funds)
82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Item 2. **Policy Period**:
a. Inception Date July 1, 2007
b. Expiration Date July 1, 2008
Both dates at 12:01 a.m. at the address listed in Item 1

Item 3. Limits of Liability (inclusive of defense costs):

a. Maximum aggregate Limit of Liability for each **Claim**:

$10,000,000 representing 20%** part of $50,000,000 excess of $100,000,000 of **Underlying Insurance**

b. Maximum aggregate Limit of Liability for all **Claim(s)** during the **Policy Period** for all **Insurance Products**:

$10,000,000 representing 20%** part of $50,000000 excess of $100,000,000 of **Underlying Insurance**

20% represents the Insurer's participation on a quota share basis of $0.20 of each dollar of limit of liability and premium expressed hereon and payments hereunder for this layer of insurance; subject always to the Insurer's maximum aggregate Limit of Liability for all **Claims for all **Insurance Products** of $10,000,000.

Item 4. **Underlying Insurance** and **Insurance Products**: See Endorsement No. 1

Item 5. Endorsements Attached at Inception: SE1000, MU1013, SE0507, MU7042, MU7011 & MU7025

Item 6. Notices to **Insurer**:

Notice of **Claim(s)** To Be Sent To:
Axis Financial Insurance Solutions Claims
Address: Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

All Other Notices To Be Sent To
Axis Financial Insurance Solutions
Address: Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

Item 7. Pending and Prior Claim Date: N/A	Item 8. Terrorism Coverage Premium: $ N/A

The Insurer has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Insurer.

Authorized Representative

OCT 0 5 2007
Date

Michael E. Morrill

Michael Morrill
President

Andrew Weissert
Secretary

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the **Underlying Insurance** and all information provided to the **Insurer** and any or all of the **Underlying Insurers**, and subject to the provisions of this Policy, the **Insurer** and the **Policyholder**, on its own behalf and on behalf of all **Insureds**, agree as follows.

I. INSURING AGREEMENT

With respect to each **Insurance Product**, the **Insurer** shall provide the **Insureds** with insurance during the **Policy Period** excess of all applicable **Underlying Insurance**. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable **Primary Policy** and, to the extent coverage is further limited or restricted thereby, to any other applicable **Underlying Insurance**. In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable **Underlying Insurance**.

The insurance afforded under this Policy shall apply only after all applicable **Underlying Insurance** with respect to an **Insurance Product** has been exhausted by actual payment under such **Underlying Insurance**, and shall only pay excess of any retention or deductible amounts provided in the **Primary Policy** and other exhausted **Underlying Insurance**.

II. DEFINITIONS

A. **Claim(s)** means the event(s) which take place during the **Policy Period** and which trigger(s) coverage under the insuring agreement(s) of the **Underlying Insurance**.

B. **Insurance Product** means each separate type of insurance identified as an **"Insurance Product"** in Endorsement No. 1 to this Policy.

C. **Insured(s)** means any person(s) or entity(ies) that may be entitled to coverage under the **Primary Policy** at its inception.

D. **Insurer** means the company identified as **"Insurer"** in the Declarations.

E. **Policy Period** means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F. **Policyholder** means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G. **Primary Policy** means the specific policy identified as the **"Primary Policy"** under the applicable **Insurance Product** listed in Endorsement No. 1 to this Policy.

H. **Sublimit** means any **Underlying Limits** which:

1. applies only to a particular grant of coverage under such **Underlying Insurance**; and
2. reduces and is part of the otherwise applicable limits of liability of such **Underlying Insurance** set forth in Item 4 of the Declarations.

I. **Underlying Insurance** means each insurance policy which constitutes all or part of an **Insurance Product**, as scheduled in Endorsement No. 1 to this Policy.

J. **Underlying Insurers** means any or all of the companies who issued the policies of **Underlying Insurance**.

K. **Underlying Limits** means, with respect to each **Insurance Product**, an amount equal to the aggregate of all limits of liability for each **Insurance Product** stated in Endorsement No. 1 to this Policy, plus the

uninsured retention or deductible, if any, applicable to the **Primary Policy** under such **Insurance Product**.

III. CONDITIONS OF COVERAGE

A. For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1. All of the **Underlying Insurance** in effect as of the inception date of the **Policy Period** shall be maintained in full effect with solvent insurers throughout the **Policy Period** except for any reduction or exhaustion of the **Underlying Limits** as provided in Section IV. below; and

2. All **Insureds** shall comply fully with all of the provisions of this Policy.

B. As a condition precedent to coverage under this Policy, the **Insured** shall give to the **Insurer** as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any **Underlying Insurance**, ii) any **Underlying Insurance** not being maintained in full effect during the **Policy Period**, or iii) an **Underlying Insurer** becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the **Policy Period** the provisions of the **Primary Policy** are changed in any manner, as a condition precedent to coverage under this Policy, the **Insured** shall give written notice to the **Insurer** of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any **Primary Policy** or **Underlying Insurance** during the **Policy Period** shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the **Primary Policy** or the **Underlying Insurance** on the **Insured** paying any additional premium required by the **Insurer** for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the **Policyholder** must give the **Insurer** written notice of any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. If the **Underlying Limits** are partially reduced solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as excess insurance over the remaining **Underlying Limits**.

B. If the **Underlying Limits** are wholly exhausted solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as primary insurance with respect to the applicable **Insurance Product(s)** and the retention or deductible, if any, applicable under the **Primary Policy(ies)** shall apply under this Policy.

C If any **Underlying Limits** are subject to a **Sublimit** then coverage hereunder shall not apply to any **Claim** which is subject to such **Sublimit**, provided however, that the **Underlying Limit** shall be recognized hereunder as depleted to the extent of any payment of such **Claim** subject to such **Sublimit**.

V. LIMITS OF LIABILITY

A. The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the **Insurer's** liability for each **Claim** under the applicable **Primary Policy**, and shall be the maximum amount payable by the **Insurer** under this Policy for a single **Claim**, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B. The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the **Insurer** under this Policy with respect to all **Claims** during the **Policy Period** for all **Insurance Products**.

C. This Policy does not provide coverage for any **Claim** not covered by the **Underlying Insurance**, and shall drop down only to the extent that payment is not made under the **Underlying Insurance** solely by reason of exhaustion of the **Underlying Insurance** through payments thereunder, and shall not drop down for any other reason. If any **Underlying Insurer** fails to make payments under such **Underlying Insurance** for any reason whatsoever, including without limitation the insolvency of such **Underlying Insurer**, then the **Insureds** shall be deemed to have retained any such amounts which are not so paid. If the **Underlying Insurance** is not so maintained, the **Insurer** shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Insurance** been so maintained.

D. Payment by the **Insurer** of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI. SETTLEMENTS AND DEFENSE

A. No **Insured** under this Policy may, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B. The **Insurer** may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable **Underlying Insurance** has been exhausted.

C. The **Insured**, and not the **Insurer**, has the duty to defend all **Claims** under this Policy.

VII. SUBROGATION

A. In the event of payment under this Policy, the **Insurer** shall be subrogated to all rights of recovery of each and all **Insureds** against any person or organization, and the **Insureds** shall do whatever is necessary to secure those rights to the satisfaction of the **Insurer**, including the execution of such documents necessary to enable the **Insurer** effectively to bring suit in the name of such **Insureds**.

B. Any amount recovered after payment under this Policy and any **Underlying Insurance** policies shall be apportioned among the Insurer and the **Underlying Insurers** net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

Except as stated in paragraph IX.A. below, the **Policyholder** shall be the sole agent of all **Insureds** with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX. NOTICE

A. With respect to any **Claim**, situation that could give rise to a **Claim**, or other matter as to which insurance may be sought under this Policy, the **Policyholder** or any **Insured** must give the **Insurer** written notice contemporaneously with and in the identical manner required by the applicable **Primary Policy**.

B. All notices under this Policy shall be sent to the **Insurer** at the address set forth in Item 6. in the Declarations.

X. MODIFICATION, CANCELLATION AND NONRENEWAL

A. No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the **Insurer**.

B. The **Policyholder** may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C. The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the **Policy Period** shall terminate at the date and hour specified in the notice.

D. The **Insurer** shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the **Policyholder**.

E. The **Insurer** shall have no obligation to renew this Policy upon its expiration. If the **Insurer** decides not to renew this Policy, the **Insurer** shall provide written notice to the **Policyholder** by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

F. Notwithstanding anything to the contrary set forth elsewhere in the Policy, in the event that any **Underlying Insurance** is rescinded by agreement or legal process for fraud or other material misrepresentation by the **Policyholder** or any of the **Insureds**, then this Policy shall be deemed to be automatically and immediately rescinded, but only with respect to any **Insurance Product** containing such rescinded **Underlying Insurance**.

XI. EXCLUSIONS

The **Insurer** shall not be liable for any amount in any **Claim** taking place during the **Policy Period** and arising under any **Insurance Product**, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any **Insured** on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: July 1, 2007
To be attached to and form part of Policy Number: RNN 727586/01/2007
Issued to: FMR Corp. (All Fidelity Funds)
By: Axis Reinsurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of **Underlying Insurance** and **Insurance Products** is as follows:

A. **Insurance Product: Mutual Fund Bond Liability**

1. **Primary Policy**

Insurer	Policy Number	Limits	Policy Period
American International Specialty Lines Insurance Company	05996516	$25,000,000	07/01/07 – 07/01/08

2. Other Underlying Policies

Insurer	Policy Number	Limits	Policy Period
ACE American Insurance Company	DOX G21661612002	$15,000,000	07/01/07 – 07/01/08
London	FB0704541	$10,000,000	07/01/07 – 07/01/08
Endurance Specialty Insurance Company	P006738002	$15,000,000	07/01/07 – 07/01/08
Federal Insurance Company	82047565	$10,000,000	07/01/07 – 07/01/08
Travelers	490PB1613	$20,000,000	07/01/07 – 07/01/08
Continental Casualty Company	287042220	$5,000,000	07/01/07 – 07/01/08

All other provisions remain unchanged.

Authorized Representative

OCT 0 5 2007

Date

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on July 1, 2007
To be attached to and form part of Policy Number: RNN 727586/01/2007
Issued to: FMR Corp. (ALL Fidelity Funds)
By: Axis Reinsurance Company

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *Axis Reinsurance Company, RNN 715254/01/2007* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$10,000,000*. Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$10,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Authorized Representative

OCT 0 5 2007

Date

Endorsement No. 3

Effective date of this endorsement: 12:01 a.m. on July 1, 2007
To be attached to and form part of Policy Number: RNN 727586/01/2007
Issued to: FMR Corp. (ALL Fidelity Funds)
By: Axis Reinsurance Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

1. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **B.** is amended by the addition of the following:

   Such notice of cancellation shall be delivered or mailed by first class mail, postage prepaid.

2. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **C.** is deleted and replaced by the following:

   The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The notice of cancellation shall be delivered to the **Policyholder**, or be left at its last address as shown on the **Insurer's** records or, if its records contain no such address, at its last address known to the **Insurer**, or be mailed to the address of the **Policyholder** by first class mail, postage prepaid. No written notice of cancellation shall be deemed effective when mailed by the **Insurer** unless the **Insurer** obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the **Policyholder** as stated in the Policy. The affidavit of any officer, agent or employee of the **Insurer**, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the **Policyholder**, notice must also be given to the mortgagee or other person in the manner provided above.

All other provisions remain unchanged.

Authorized Representative

OCT 0 5 2007

Date

Endorsement No. 4

Effective date of this endorsement: 12:01 a.m. on July 1, 2007
To be attached to and form part of Policy Number: RNN 727586/01/2007
Issued to: FMR Corp. (ALL Fidelity Funds)
By: Axis Reinsurance Company

POLICYHOLDER NOTICE – MASSACHUSETTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Axis U.S. Insurance
Legal Department
11680 Great Oaks Way
Suite 500
Alpharetta, Georgia 30022
Fax No.: 1 (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No. 5

Effective date of this endorsement: 12:01 a.m. on July 1, 2007
To be attached to and form part of Policy Number: RNN 727586/01/2007
Issued to: FMR Corp. (ALL Fidelity Funds
By: Axis Reinsurance Company

CERTIFIED ACTS OF TERRORISM EXCLUSION

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that:

1. The Insurer shall not be liable for **Loss** arising from any **Claim** made against any **Insured** based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving a "Certified Act of Terrorism" regardless of any other cause or event, that contributes concurrently or in any sequence to the loss, even if such other event would otherwise be covered.

2. For the purposes of this endorsement "Certified Act of Terrorism" means an act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism pursuant to the federal Terrorism Risk Insurance Act of 2002. The criteria contained in that Act for a "certified act of terrorism" include the following:

   a. The act resulted in aggregate losses in excess of $5 million; and

   b. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

3. The terms and limitations of the exclusion contained in this endorsement, or the inapplicability or omission of a such exclusion, do not serve to create coverage for any loss which would otherwise be excluded under this Policy.

All other provisions remain unchanged.

Authorized Representative

OCT 0 5 2007

Date

AXIS Financial Insurance Solutions

POLICY ISSUANCE NOTIFICATION

In order to prevent delay and to provide for the timely receipt of policies by the Insured, the Insured's broker or agent has requested AXIS to provide the Insureds with a copy of this excess policy prior to AXIS' receipt of all Underlying Insurance policies. Therefore, it is agreed by all parties that this policy is being issued subject to the following:

1. This policy is being issued in accordance and reliance on the Primary Insurance and/or Underlying Insurance issuing their respective policies in accordance with the binders of insurance which have been provided to AXIS.

2. If the Primary Insurance and/ or Underlying Insurance are not in conformance with their respective binders of insurance or they cancel or void their binders of insurance AXIS will have the right to alter, amend or void its Policy. Any such amendments shall be incorporated into and form part of the AXIS policy.

Effective January 15, 2004

Policy Number: FB0704540

Lloyd's Policy

The Members of each syndicate whose syndicate number is shown in the definitive list of Lloyd's participations attached agree to (re)insure the (re)insured against loss as provided by the terms of this Policy.

The Members of a syndicate shown in the list have, as a syndicate, underwritten the proportion of this Policy shown next to the syndicate number. Individually, each member of a syndicate has underwritten a share of the syndicate's proportion. Each member's liability under the Policy is several for that member's share alone and not joint for the other members' shares. No member is responsible for the liability under the Policy of any other member (whether in the same syndicate or any other syndicate). Further, no member is responsible for the liability of any other (re)insurer that may underwrite this Policy.

The identity of each member of each syndicate and their respective shares may be obtained from the Lloyd's Policy Signing Office (LPSO).

If any terms, clauses or conditions are unclear you are advised to contact your broker immediately.

This Policy is signed by the General Manager of Lloyd's Policy Signing Office on behalf of each of the subscribing Members.

FOR EMBOSSMENT BY LLOYD'S POLICY SIGNING OFFICE

Policy Number: FB0704540

Attaching to and forming part of Policy No B0823FB0704540:

Aon Professional Risks Lines Clause

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 100% of USD 80,000,000 part of USD 140,000,000, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of 100% of USD 80,000,000 part of USD 140,000,000 of the amount(s) of insurance stated herein.

823AON00348

Policy Number: FB0704540

SCHEDULE

Policy or Certificate Number: **B0823FB0704540**

The Name of the Assured:

ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY.

The Address of the Assured:

82 Devonshire Street
Mailstop V1D
Boston
Massachusetts 02109
United States of America

The Risk:

Excess Funds Financial Institutions Bond Coverage.

The Interest:

Excess Funds Financial Institutions Bond Coverage only.

The Location:

U.S.A.

The Sum Insured:

USD80,000,000 any one loss and in the aggregate for the period

Part of:

USD140,000,000 any one loss and in the aggregate for the period

Excess of:

USD150,000,000 any one loss and in the aggregate for the period

Which in turn is excess of various deductibles as detailed more fully in the underlying Primary Policy number 599-62-63

Policy Number: FB0704540

The Premium:

USD [redacted]

Total: [redacted]

Order hereon: [redacted]

The Period of Insurance:

From: 1 July 2007

To: 1 July 2008

both days at 12:01am Local Standard Time at the Principal Address of the Assured and for such further period or periods as may be mutually agreed upon

Dated in London: 28 August 2007

04/09/2006
LMA3045

Policy Number: FB0704540

Schedule

Type	Excess Funds Financial Insitutions Bond Coverage.
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street Mailstop VIID Boston Massachusetts 02109 United States of America
Interest	Excess Funds Financial Institutions Bond Coverage only
Period of Insurance	From: 1 July 2007 To: 1 July 2008 Both days at 12.01 a.m. local standard time at the principal address of the Assured.
Policy Limits	USD80,000,000 any one loss and in the aggregate for the period Part of: USD140,000,000 any one loss and in the aggregate for the period Excess of: USD150,000,000 any one loss and in the aggregate for the period Which in turn is excess of various deductibles as detailed more fully in the underlying Primary Policy number 599-62-63
Loss to be notified to	Aon Limited, Professional Risks, 8 Devonshire Square, London EC2M 4PL.
Person(s) nominated to accept Service of Process	Mendes & Mount
Claims Payable	USD
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company.
Supplemental Clauses	LSW 3333 - (Re)insurer's liability several not joint U.S. Terrorism Risk Insurance Act of 2002 As Amended New & Renewal Business Endorsement (APR/FI amended version) - LMA5052 (amended) as attached

Policy Number: FB0704540

War And Terrorism Exclusion - NMA2918

Special Cancellation Clause as attached

Service of Suit Clause (U.S.A.) as attached

Premium Payment Warranty - (ab initio) amended to 104 days - LSW585 (amended) as attached

Automatic Coverage as attached

Choice of Law and Jurisdiction

Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the insured and the insurers to be subject to the laws of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within the United States of America to comply with all requirements necessary to give such court jurisdiction.

Territorial Limits

In respect of claims brought against the Insured and indemnified under this policy, as more fully described herein, the applicable choice of law is Worldwide and the choice of jurisdiction is Worldwide.

Policy Number: FB0704540

A.W.G.S. EXCESS WORDING
(COSTS INCLUSIVE)

ATTACHING to and forming part of Lloyd's Policy No: 823/FB0704540

To indemnify the Assured for

(i) loss or losses sustained by the Assured, or

(ii) claim or claims first made against the Assured,

during the period of insurance hereon up to this Policy's amount of liability (as hereinafter specified) in the aggregate, the excess of the Underlying Policy/ies limits (as hereinafter specified) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as hereinafter specified) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

This Policy's amount of liability: USD140,000,000 any one loss/claim and in the aggregate

Underlying Policy/ies limits: USD150,000,000 which is in turn excess of original retentions as per AIG Binder number 599-62-63

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies shall have paid or have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. It is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any claim or claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies during the period of this Insurance, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the period of insurance;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. Any claim(s) made against the Assured or the discovery by the Assured of any loss(es), or any circumstances of which the Assured becomes aware during the subsistence hereof which are likely to give rise to such a claim or loss, shall, if it appears likely that such claim(s) or loss(es) plus costs and expenses incurred in the defence or settlement of such claim(s) or loss(es) may exceed the indemnity available under the Policy/ies of the Primary and Underlying Excess Insurers, be notified immediately by the Assured in writing to the Underwriters hereon.

6. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

7. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Policy of the Primary Insurers. No amendment to the Policy of the Primary Insurers during the period of this Policy in respect of which the Primary Insurers require an additional premium or a deductible shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

8. If the Assured shall prefer any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims hereunder shall be forfeited.

Policy Number: FB0704540

The following clause(s) attach to and form part of the contract.

LMA3333
(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".
Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

Policy Number: FB0704540

U.S. TERRORISM RISK INSURANCE ACT OF 2002, AS AMENDED
IN FORCE BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the U.S. Terrorism Risk Insurance Act of 2002 ("TRIA"), as amended by the U.S. Terrorism Risk Insurance Extension Act of 2005 ("TRIEA"), and as summarised in the Policyholder Disclosure Notice of Terrorism Insurance Coverage LMA9004.

In consideration of an additional premium of USD 36,842.10 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism", as defined in TRIA, as amended by TRIEA.

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this policy directly resulting from an "act of terrorism", as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2007, the date on which the TRIA Program, as amended by TRIEA, is scheduled to terminate or the expiry date of the policy, whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism". The Terrorism exclusion, to which this insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this insurance is subject. All other terms, conditions, insured coverage and exclusions of this insurance, including applicable limits and deductibles, remain unchanged and apply in full force and effect to the coverage provided by this insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA, as amended by TRIEA (including subsequent action of Congress pursuant to TRIA, as amended by TRIEA) due to the application of any clause which results in a cap on the Underwriter'(s)' liability for payments for terrorism losses.

LMA5052
22/12/05

Policy Number: FB0704540

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

Policy Number: FB0704540

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

Policy Number: FB0704540

PREMIUM PAYMENT WARRANTY
(amended to 104 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 104 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

AUTOMATIC COVERAGE

It is agreed that if the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall be automatically covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

Policy Number: FB0704540

The Table of Syndicates referred to on the face of this Policy follows:

BUREAU REFERENCE 61207 17/10/07 BROKER NUMBER 0823

BUREAU REFERENCE 61210 17/10/07 BROKER NUMBER 0823

PROPORTION %	SYNDICATE	UNDERWRITER'S REFERENCE
12.500	2488	AKFT67LH5138
20.625	2003	BX8000143696
11.875	2007	RJ53407TC27V
6.250	2007	RJ53407UC278
12.500	2987	TW136B07T000
13.125	382	TRIAEA0012DE
12.500	2000	711L00121048
9.375	1400	LFNND1251B
1.250	4000	00803H07AB

TOTAL LINE	No. OF SYNDICATES
100.000	9

THE LIST OF UNDERWRITING MEMBERS
OF LLOYDS IS IN RESPECT OF 2007
YEAR OF ACCOUNT

ST PAUL TRAVELERS

☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB1618

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
C/O FMR FUNDS
82 DEVONSHIRE STREET
BOSTON, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1 2007 and expire at 12:01 A.M. on July 1, 2008 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $5,000,000 p/o $140,000,000

Item 4 Aggregate Limit of Liability: $5,000,000 p/o $140,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: American International Specialty Lines Insurance Company
2. Bond or Policy Number: 05996516
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $25,000,000
Aggregate Limit of Liability $25,000,000
5. Single Loss Deductible: $400,000

(B) 1. Underlying Insurer: American Insurance Company
2. Bond or Policy Number: DOX G21661612 002
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(C) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FB0704541
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: Endurance Specialty Insurance Ltd.
2. Bond or Policy Number: P006738002
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(E) 1. Underlying Insurer: Federal Insurance Company
2. Bond or Policy Number: 82047565
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(F) 1. Underlying Insurer: St. Paul Mercury Insurance Company
2. Bond or Policy Number: 490PB1613
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

(G) 1. Underlying Insurer: CNA
2. Bond or Policy Number: 287042220
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $5,000,000
Aggregate Limit of Liability $5,000,000

(H) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FB0704542
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $18,000,000
Aggregate Limit of Liability $18,000,000

(I) 1. Underlying Insurer: Zurich
2. Bond or Policy Number: FID 597513400
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $12,000,000
Aggregate Limit of Liability $12,000,000

(J) 1. Underlying Insurer: The Hartford
2. Bond or Policy Number: 00 DC 0233646 07 B
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(K) 1. Underlying Insurer: AXIS
2. Bond or Policy Number: RNN 727586/01/2007
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(L) 1. Underlying Insurer: XL Specialty Insurance Company
2. Bond or Policy Number: ELU098879-07
3. Bond or Policy Period: From: July 1, 2007 To: July 1, 2008
4. Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $150,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $150,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name:
Bond or Policy Number:
Effective Date:

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490PB1196

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

Secretary President

Executed this 10th day of October, 2007.

Countersigned

XS100 Ed. 5/2005

EXCESS FOLLOW FORM
St. Paul Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.